Exhibit 99.1

RISK FACTORS

Limited partner interests are inherently different from shares of capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in similar businesses. We urge you to carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations, liquidity or ability to make distributions could be materially and adversely affected. In that case, we might not be able to pay the initial quarterly distribution on our common units, the trading price of our common units could decline and you could lose all or part of your investment in us.

Risks Inherent in an Investment in Us

Our only cash-generating assets are our ownership interests in EQM, and our cash flow is therefore completely dependent upon the ability of EQM to make cash distributions to its partners.

The amount of cash that EQM can distribute each quarter to its partners, including us, principally depends upon the amount of cash it generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

•	the rates EQM charges for its transmission, storage and gathering services;

•	the level of firm transmission and storage capacity sold and volumes of natural gas EQM transports, stores and gathers for its customers;

•
regional, domestic and foreign supply and perceptions of supply of natural gas; the level of demand and perceptions of demand in EQM's end-use markets; and actual and anticipated future prices of natural gas and other commodities (and the volatility thereof), which may impact EQM's ability to renew and replace firm transmission and storage agreements;

•	the effect of seasonal variations in temperature on the amount of natural gas that EQM transports, stores and gathers;

•	the level of competition from other midstream energy companies in EQM's geographic markets;

•	the creditworthiness of EQM's customers;

•	the level of EQM's operating, maintenance and general and administrative costs;

•
regulatory action affecting the supply of, or demand for, natural gas, the rates EQM can charge on its assets, how EQM contracts for services, EQM's existing contracts, EQM's operating costs and EQM's operating flexibility; and

•	prevailing economic conditions.

In addition, the actual amount of cash EQM will have available for distribution will depend on other factors, including:

•	the level and timing of capital expenditures it makes;

•	the level of its operating and maintenance and general and administrative expenses, including reimbursements to its general partner and its affiliates, including EQT, for services provided to EQM;

•	the cost of acquisitions, if any;

•	its debt service requirements and other liabilities;

•	fluctuations in its working capital needs;

•	its ability to borrow funds and access capital markets;

•	restrictions on distributions contained in its debt agreements;

•	the amount of cash reserves established by EQM GP; and

•	other business risks affecting EQM's cash levels.

Because of these factors, EQM may not have sufficient available cash each quarter to pay quarterly distributions at its most recently declared amount of $0.61 per unit or any other amount. The amount of cash that EQM has available for distribution depends primarily upon its cash flow, including cash flow from operations and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, EQM may be able to make cash distributions when it records losses for financial accounting purposes and may not be able to make cash distributions during periods when it records net income for financial accounting purposes. Please read "—Risks Inherent in EQM's Business" for a discussion of risks affecting EQM's ability to generate cash flow.

EQM GP, with our consent but without the consent of our unitholders, may limit or modify the incentive distributions we are entitled to receive from EQM, which may reduce cash distributions to you.

We own EQM GP, which owns the incentive distribution rights in EQM that entitle us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by EQM as certain target distribution levels in excess of $0.4025 per EQM unit are reached in any quarter. A growing portion of the cash flow we receive from EQM is expected to be provided by these incentive distribution rights.

EQM, like other publicly traded partnerships, will generally only undertake an acquisition or expansion capital project if, after giving effect to related costs and expenses, the transaction would be expected to be accretive, meaning it would increase cash distributions per unit in future periods. Because EQM GP currently participates in the incentive distribution rights at all levels, including the highest sharing level of 48%, it is more difficult for an acquisition or capital project to show accretion for the common unitholders of EQM than if the incentive distribution rights received less incremental cash flow. As a result, EQM GP may determine, in certain cases, to propose a reduction in the incentive distribution rights to facilitate a particular acquisition or expansion capital project. Such a reduction may relate to all of the cash flow on the incentive distribution rights or only to the expected cash flow from the transaction and may be either temporary or permanent in nature.

EQM's partnership agreement authorizes EQM GP to approve any waiver, reduction, limitation or modification of or to EQM's incentive distribution rights without the consent of our or EQM's unitholders, as long as such modification does not adversely affect EQM's limited partners considered as a whole or any particular class of EQM partnership interests as compared to other classes of EQM partnership interests in any material respect. In determining whether or not to approve any such waiver or modification, EQM GP's board of directors may consider whatever information it believes appropriate in making such determination. EQM GP's board of directors must also subjectively believe that any such modification is in the best interest of EQM. Any determination with respect to such modification could include consideration of one or more financial cases based on a number of business, industry, economic, legal, regulatory and other assumptions applicable to the proposed transaction. Although we expect a reasonable basis will exist for those assumptions, the assumptions will generally involve current estimates of future conditions, which are difficult to predict. Realization of many of the assumptions will be beyond EQM GP's control. Moreover, the uncertainty and risk of inaccuracy associated with any financial projection will increase with the length of the forecasted period.

            Additionally, in certain circumstances, EQM GP, as the holder of EQM's incentive distribution rights, will have the right to reset the minimum quarterly distribution and the target distribution levels at which the incentive distributions receive increasing percentages of the cash EQM distributes to higher levels based on EQM's cash distributions at the time of the exercise of this reset election. In connection with resetting the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by EQM GP of incentive distribution payments based on the target distributions prior to the reset, EQM GP will be entitled to receive a number of newly issued EQM common units based on a predetermined formula that takes into account the "cash parity" value of the average cash distributions related to the incentive distribution rights received by EQM GP for the two quarters immediately preceding the reset event as compared to the average cash distributions per EQM common unit during that two-quarter period. In addition, EQM GP will be issued the number of EQM general partner units necessary to maintain its general partner interest in EQM immediately prior to the reset election. EQM GP's right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to EQM GP are based may be exercised without approval of EQM's unitholders or EQM's conflicts committee. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that EQM GP will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase accordingly. EQM GP may exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per EQM common unit, taking into account the existing levels of incentive distribution payments being made to EQM GP.

            If distributions on the incentive distribution rights were reduced for the benefit of the EQM common units, the total amount of cash distributions we would receive from EQM, and therefore the amount of cash distributions we could pay to our unitholders, would be reduced.

Our rate of growth may be reduced to the extent we purchase additional EQM common units, which will reduce the percentage of our cash flow that we receive from the incentive distribution rights.

            Our business strategy includes supporting the growth of EQM through the use of our capital resources, including by purchasing EQM common units or lending funds to EQM to finance acquisitions or internal growth projects. To the extent we purchase common units, or securities not entitled to a current distribution from EQM, the rate of our distribution growth may be reduced, at least in the short term, because a smaller percentage of our cash distributions will come from our ownership of the EQM incentive distribution rights, the distributions on which increase at a faster rate than those of the other securities we hold.

In the future, we may not have sufficient cash to pay our estimated initial quarterly distribution or to increase distributions.

            Because our only source of operating cash flow consists of cash distributions from EQM, the amount of distributions we are able to make to our unitholders may fluctuate based on the level of distributions EQM makes to its partners, including us. We cannot assure you that EQM will continue to make quarterly distributions at its most recently declared level of $0.61 per unit or any other level, or increase its quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if EQM were to increase or decrease distributions to us, the timing and amount of such changes in distributions, if any, would not necessarily be comparable to the timing and amount of any changes in distributions made by EQM to us. Various factors such as reserves established by the board of directors of our general partner may affect the distributions we make to our unitholders. In addition, prior to making any distributions to our unitholders, we will reimburse our general partner and its affiliates for all direct and indirect expenses incurred by them on our behalf. Our general partner will determine the amount of these reimbursed expenses. The reimbursement of these expenses could adversely affect the amount of distributions we make to our unitholders. We cannot guarantee that in the future we will be able to pay distributions or that any distributions EQM does pay to us will allow us to pay distributions at or above our estimated initial quarterly distribution of $0.09175 per common unit. The actual amount of cash that is available for distribution to our unitholders will depend on numerous factors, many of which are beyond our control or the control of our general partner.

Our ability to meet our financial needs may be adversely affected by our cash distribution policy and our lack of operational assets.

            Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash quarterly. Our only cash-generating assets are partnership interests in EQM, and we currently have no independent operations separate from those of EQM. Moreover, as discussed below, a reduction in EQM's distributions will disproportionately affect the amount of cash distributions we receive. Given that our cash distribution policy is to distribute available cash and not retain it and that our only cash-generating assets are partnership interests in EQM, we may not have enough cash to meet our needs if any of the following events occur:

•	an increase in our operating expenses;

•	an increase in our general and administrative expenses;

•	an increase in our working capital requirements; or

•	an increase in the cash needs of EQM or its subsidiaries that reduces EQM's distributions.

A reduction in EQM's distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

            Our ownership of all the incentive distribution rights in EQM entitles us to receive specified percentages of total cash distributions made by EQM with respect to any particular quarter only in the event that EQM distributes more than $0.4025 per unit for such quarter. As a result, the holders of EQM's common units have a priority over us to cash distributions by EQM up to and including $0.4025 per unit for any quarter.

            Because we are currently participating at the 48.0% level on the incentive distribution rights, future growth in distributions paid by EQM will not result in an increase in our share of incremental cash distributed by EQM. Furthermore, a decrease in the amount of distributions by EQM to less than $0.5250 per unit per quarter would reduce our percentage of the incremental cash distributions above $0.4375 per common unit per quarter from 48.0% to 23.0%, and a decrease in the amount of distributions by EQM to levels below the other established target distribution level of $0.4025 would further reduce our percentage of the incremental cash distributions from EQM. As a result, any reduction in quarterly cash distributions from EQM would have the effect of disproportionately reducing the amount of distributions that we receive from EQM based on our ownership of the incentive distribution rights in EQM as compared to cash distributions we receive from EQM with respect to our 2.0% general partner interest in EQM and our EQM common units.

If distributions on our common units are not paid with respect to any fiscal quarter, including our expected initial quarterly distribution, our unitholders will not be entitled to receive such missed payments in the future.

            Our distributions to our unitholders will not be cumulative. Consequently, if distributions on our common units are not paid with respect to any fiscal quarter, including our expected initial quarterly distribution, our unitholders will not be entitled to receive such missed payments in the future.

Our and EQM's cash distribution policies limit our respective abilities to grow.

            Because we distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand ongoing operations. In fact, our growth will initially and in the future is expected to be completely dependent upon EQM's ability to increase its quarterly distribution per unit because currently our only cash-generating assets are partnership interests in EQM. If we issue additional units or incur debt, including under our working capital facility, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

            In addition, consistent with the terms of its partnership agreement, EQM distributes to its partners all of its available cash each quarter. To the extent EQM does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. Further, to the extent EQM issues additional units in connection with any acquisitions or expansion capital projects, the payment of distributions on those additional units may increase the risk that EQM will be unable to maintain or increase its per unit distribution level, which in turn may impact the available cash that we have to distribute to our unitholders. The incurrence of additional debt to finance EQM's growth strategy would result in increased interest expense to EQM, which in turn may reduce the available cash that we have to distribute to our unitholders.

The future debt that we incur may limit the distributions that we can pay to our unitholders.

            Our payment of principal and interest on any indebtedness, including under our working capital facility, will reduce our cash available for distribution to our unitholders. We anticipate that any credit facility we enter into in the future would limit our ability to pay distributions to our unitholders during an event of default or if an event of default would result from the distributions.

            In addition, pursuant to the terms of our working capital facility, EQT may terminate the facility upon 90 days' notice. If EQT were to terminate the working capital facility, we may be unable to enter into additional financing arrangements with third parties on commercially reasonable terms, or at all. Moreover, any future indebtedness may adversely affect our ability to obtain additional financing for future operations or capital needs, limit our ability to pursue other business opportunities, or make our results of operations more susceptible to adverse economic or operating conditions.

Our unitholders do not elect our general partner or vote on our general partner's directors. In addition, upon completion of this offering, EQT will own a sufficient number of our common units to allow it to prevent the removal of our general partner.

            Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights and, therefore, limited ability to influence management's decisions regarding our business. Our unitholders do not have the ability to elect our general partner or the members of our general partner's board of directors and will have no right to elect our general partner or the directors of our general partner on an annual or other continuing basis in the future. The members of our general partner's board of directors, including the independent directors, are chosen by EQT, the owner of our general partner. Furthermore, if our public unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. Our general partner may not be removed except upon the vote of the holders of at least 80% of the outstanding common units. Because EQT will own more than 20% of our outstanding common units after this offering, our public unitholders will be unable to remove our general partner without EQT's consent. Moreover, any removal of our general partner is also subject to approval of a successor general partner by the vote of the holders of a majority of the outstanding common units. Upon completion of this offering, EQT will own approximately 91.4% of our outstanding units. Please read "The Partnership Agreement of EQT GP Holdings, LP—Withdrawal or Removal of the General Partner."

        As a result of these provisions, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price. Please read "The Partnership Agreement of EQT GP Holdings, LP—Meetings; Voting."

You will experience immediate and substantial dilution in net tangible book value of $23.21 per common unit.

            The initial public offering price of $27.00 per common unit exceeds our pro forma net tangible book value of $3.79 per unit. Based on the initial public offering price of $27.00 per common unit, you will incur immediate and substantial dilution of $23.21 per common unit. Please read "Dilution."

Our general partner may cause us to issue additional common units or other equity securities without your approval, which would dilute your ownership interests.

            Our general partner may cause us to issue additional common units or other equity securities, including securities that rank senior to the common units, without the approval of our unitholders. The issuance by us of additional common units or other equity securities will have the following effects:

•	our existing unitholders' proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

        Please read "The Partnership Agreement of EQT GP Holdings, LP—Issuance of Additional Securities."

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

            Our general partner may transfer its general partner interest to a third party, including in a merger or in a sale of all or substantially all of its assets, without the consent of the unitholders. Furthermore, EQT, the owner of our general partner, may transfer all or a portion of its ownership interest in our general partner to a third party, also without unitholder consent. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own designees and thereby exert significant control over the decisions made by the board of directors and officers.

If EQM's unitholders remove EQM GP, we would lose our general partner interest and incentive distribution rights in EQM and the ability to manage EQM.

            We currently manage EQM through EQM GP, our wholly owned subsidiary and the general partner of EQM. EQM's partnership agreement, however, gives unitholders of EQM the right to remove EQM GP upon the affirmative vote of holders of 66 2 / 3 % of EQM's outstanding units. If EQM GP were to be removed as general partner of EQM, it would receive cash or EQM common units in exchange for its 2.0% general partner interest and the incentive distribution rights and would lose its ability to manage EQM. While the EQM common units or cash EQM GP would receive are intended under the terms of EQM's partnership agreement to fully compensate it in the event such an exchange is required, the value of these EQM common units or of the investments EQM GP makes with the cash over time may not be equivalent to the value of the general partner interest and the incentive distribution rights had it retained them. Furthermore, the conversion of the incentive distribution rights into EQM common units would disproportionately impact the amount of cash distributions to which we are entitled with respect to increases in EQM distributions. Please read "The Partnership Agreement of EQT Midstream Partners, LP—Withdrawal or Removal of the General Partner" and "—If in the future we cease to manage and control EQM, we may be deemed to be an investment company under the Investment Company Act."

Our ability to sell our partnership interests in EQM may be limited by securities law restrictions and liquidity constraints.

            Upon completion of this offering and the transactions described in "Prospectus Summary—Our Structure," we will own 21,811,643 common units of EQM, all of which are unregistered and restricted securities, within the meaning of Rule 144 under the Securities Act of 1933, as amended (Securities Act). Unless we exercise our registration rights with respect to these common units, we will be limited to selling into the market in any three-

month period an amount of EQM common units that does not exceed the greater of 1.0% of the total number of EQM common units outstanding or the average weekly reported trading volume of the EQM common units for the four calendar weeks prior to the sale. In addition, we face contractual limitations under EQM's partnership agreement on our ability to sell EQM general partner units, and the market for such general partner units and incentive distribution rights is illiquid.

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

            Under Delaware law, you could be held liable for our obligations to the same extent as a general partner if a court were to determine that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted participation in the "control" of our business. Additionally, the limitations on the liability of holders of limited partner interests for the liabilities of a limited partnership have not been clearly established in many jurisdictions.

            Furthermore, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act (the Delaware Act) provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution. Please read "The Partnership Agreement of EQT GP Holdings, LP—Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.

If in the future we cease to manage and control EQM, we may be deemed to be an investment company under the Investment Company Act.

            If we cease to manage and control EQM and are deemed to be an investment company under the Investment Company Act of 1940 (Investment Company Act), we will either have to register as an investment company under the Investment Company Act, obtain exemptive relief from the SEC or modify our organizational structure or our contractual rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage, require us to add additional directors who are independent of us and our affiliates, and adversely affect the price of our common units. In addition, if we were required to register under the Investment Company Act, we would be taxed as a corporation for U.S. federal income tax purposes, which would substantially reduce our cash available for distribution to you.

Our partnership agreement restricts the rights of unitholders owning 20% or more of our units.

            Our unitholders' voting rights are restricted by a provision in our partnership agreement which provides that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on any matter. In addition, our partnership agreement contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders' ability to influence the manner or direction of our management. As a result, the price at which our common units will trade may be lower because of the absence or reduction of a takeover premium in the trading price.

EQM may issue additional limited partner interests or other equity securities, which may increase the risk that EQM will not have sufficient available cash to maintain or increase its cash distribution level.

            EQM has wide latitude to issue additional limited partner interests on the terms and conditions established by its general partner. We receive cash distributions from EQM on the general partner interest, incentive distribution rights and limited partner interests that we hold. Because we expect a growing portion of the cash we receive from EQM to be attributable to our ownership of the incentive distribution rights, payment of distributions on additional EQM limited partner interests may increase the risk that EQM will be unable to maintain or increase its quarterly cash distribution per unit, which in turn may reduce the amount of incentive distributions we receive and the available cash that we have to distribute to our unitholders.

If EQM GP is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of EQM, its value and, therefore, the value of our common units could decline.

            EQM GP, as the general partner of EQM, may make expenditures on behalf of EQM for which it will seek reimbursement from EQM. Under Delaware partnership law, EQM GP, in its capacity as the general partner of EQM, has unlimited liability for the obligations of EQM, such as its debts and environmental liabilities, except for those contractual obligations of EQM that are expressly made without recourse to the general partner. To the extent EQM GP incurs obligations on behalf of EQM, it is entitled to be reimbursed or indemnified by EQM. If EQM is unable or unwilling to reimburse or indemnify EQM GP, EQM GP may not be able to satisfy those liabilities or obligations, which would reduce its cash flows to us.

The amount of cash distributions that we will be able to distribute to our unitholders will be reduced by the incremental costs associated with our being a publicly traded partnership, other general and administrative expenses and any reserves that our general partner believes it is prudent to maintain for the proper conduct of our business and for future distributions.

            Before we can pay distributions to our unitholders, we will first pay our expenses, including the costs of being a publicly traded partnership, which we expect to be approximately $3.0 million per year, and other operating expenses, and may establish reserves for debt service requirements, if any, for future distributions during periods of limited cash flows or for other purposes. In addition, we may reserve funds to allow our wholly owned subsidiary, EQM GP, to make capital contributions to EQM in order to maintain EQM GP's 2.0% general partner interest in EQM in the event that EQM issues additional common units.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. Following this offering, the market price of our common units may fluctuate significantly, and you could lose all or part of your investment.

            Prior to this offering there has been no public market for our common units. After this offering, there will be only 23,000,000 publicly traded common units, assuming no exercise of the underwriters' option to purchase additional units. In addition, EQT will own 243,165,000 common units, representing a 91.4% limited partner interest in us. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

            The initial public offering price for the common units was determined by negotiations between us, the selling unitholder and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	the level of EQM's quarterly distributions;

•	EQM's quarterly or annual earnings or those of other companies in its industry;

•	the loss of a large customer;

•	announcements by EQM, its affiliates, or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	other factors described in these "Risk Factors."

Our common units and EQM's common units may not trade in relation or proportion to one another.

            Our common units and EQM's common units may not trade in simple relation or proportion to one another. Instead the trading prices may diverge because, among other things:

•	EQM's cash distributions to its common unitholders have a priority over distributions on its incentive distribution rights;

•	we participate in the distributions on EQM GP's general partner interest and incentive distribution rights in EQM while EQM's common unitholders do not; and

•	we may pursue business opportunities separate and apart from EQM or any of its affiliates.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by EQT or other large holders.

            After this offering, we will have 266,165,000 common units outstanding. All of the 243,165,000 common units that are held by EQT, representing 91.4% of our outstanding common units (assuming no exercise by the underwriters of their option to purchase additional units), will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. This lock-up agreement with the underwriters may be waived in the discretion of Barclays Capital Inc. and Goldman, Sachs & Co., as representatives of the underwriters. Sales by EQT or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, under our partnership agreement, our general partner and its affiliates, including EQT, have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read "Units Eligible for Future Sale."

Increases in interest rates may cause the market price of our common units, or EQM's common units, to decline.

            Interest rates may increase in the future, whether because of inflation, increased yields on U.S. Treasury obligations or otherwise. As is true with other master limited partnerships (the common units of which are often viewed by investors as yield-oriented securities), the price of our and EQM's common units are impacted by our and EQM's levels of cash distributions and implied distribution yields. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our common units or EQM's common units, and a rising interest rate environment could have an adverse impact on our unit price, EQM's unit price, and our and EQM's ability to make cash distributions at desired levels.

If we or EQM fail to develop or maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud, which would likely have a negative impact on the market price of our common units.

            Prior to this offering, we have not been required to file reports with the SEC. Upon the completion of this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. We prepare our financial statements in accordance with U.S. generally accepted accounting principles (GAAP), but our internal accounting controls may not currently meet all standards applicable to companies with publicly traded securities. Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and to operate successfully as a publicly traded partnership. Our efforts to develop and maintain our internal controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002, which we refer to as Section 404. For example, Section 404 will require us, among other things, to annually review and report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal controls over financial reporting. We must comply with Section 404 beginning with the year following our first annual report required to be filed with the SEC. Any failure to develop, implement or maintain effective internal controls or to improve our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm's, conclusions about the effectiveness of our internal controls, and we may incur significant costs in our efforts to comply with Section 404. Ineffective internal controls will subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our common units.

The NYSE does not require a publicly traded partnership like us to comply with certain of its corporate governance requirements.

            We have been approved to list our common units, subject to official notice of issuance, on the NYSE under the symbol "EQGP." Unlike most corporations, we are not required by NYSE rules to have, and we do not intend to have, a majority of independent directors on our general partner's board of directors or a compensation committee or a nominating and corporate governance committee. Additionally, any future issuance of additional common units or other securities, including to affiliates, will not be subject to the NYSE's shareholder approval rules. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read "Management."

Risks Related to Conflicts of Interest

            Conflicts of interest exist and may arise in the future among us, EQM and our respective general partners and affiliates, including EQT, the owner of our general partner. For a further discussion of conflicts of interest that may arise, please read "Conflicts of Interest and Fiduciary Duties."

EQM GP owes duties to EQM's unitholders that may conflict with our interests, including in connection with the terms of contractual agreements, the determination of cash distributions to be made by EQM, and the determination of whether EQM should make acquisitions and on what terms.

            Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including EQM GP, on the one hand, and EQM and its limited partners, on the other hand. The directors and officers of EQM GP have duties to manage EQM in a manner beneficial to us, as EQM GP's owner. At the same time, EQM GP, as the general partner of EQM, has a duty to manage EQM in a manner beneficial to EQM and its limited partners. The board of directors of EQM GP or its conflicts committee will resolve any such conflict and have broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in the best interest of us or our unitholders.

            For example, conflicts of interest may arise in connection with the following:

•	the terms and conditions of any contractual agreements between us and our affiliates, including EQT, on the one hand, and EQM, on the other hand;

•	the determination of the amount of cash to be distributed to EQM's partners, including us, and the amount of cash to be reserved for the future conduct of EQM's business;

•	the determination of whether EQM should make acquisitions and on what terms;

•
the determination of whether EQM should use cash on hand, borrow or issue equity to raise cash to finance acquisitions or expansion capital projects, repay indebtedness, meet working capital needs, pay distributions or otherwise;

•	any decision we make in the future to engage in business activities independent of EQM; and

•	the allocation of shared overhead expenses to EQM and us.

Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner has limited its state law fiduciary duties to us and our unitholders, which may permit it to favor its own interests to the detriment of us and our unitholders.

            Upon completion of this offering, EQT, the owner of our general partner, will own a 91.4% limited partner interest in us. Conflicts of interest may arise among our general partner and its affiliates (including EQT), on the one hand, and us and our unitholders, on the other hand. In resolving these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

•
our general partner is allowed to take into account the interests of parties other than us in resolving conflicts of interest, which has the effect of limiting its state law fiduciary duty to our unitholders;

•	our general partner determines whether or not we incur debt and that decision may affect our or EQM's credit ratings;

•
our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner's liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	our general partner controls the enforcement of the obligations that it and its affiliates owe to us, including EQT's obligations under the omnibus agreement;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

•
our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves will affect the amount of cash available for distribution to our unitholders;

•
our general partner determines the amount and timing of asset purchases and sales, borrowings, issuance of additional partnership securities and the creation, reduction or increase of reserves, each of which can affect the amount of cash available for distribution to our unitholders;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us; and

•
our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with any of these entities on our behalf.

            Please read "Certain Relationships and Related Party Transactions—Our Relationship with EQM and EQM GP" and "Conflicts of Interest and Fiduciary Duties—Conflicts of Interest."

The duties of our general partner's officers and directors may conflict with their duties as officers and/or directors of EQT and/or EQM GP.

            Our general partner's officers and directors have duties to manage our business in a manner beneficial to us, our unitholders and the owner of our general partner, EQT. However, three of our general partner's directors and all of its officers are also officers and/or directors of EQM GP, which has duties to manage the business of EQM in a manner beneficial to EQM and EQM's unitholders. Additionally, all of our general partner's officers are also officers of EQT, five of our general partner's directors are affiliated with EQT and two directors of our general partner are also directors of EQT. Consequently, these directors and officers may encounter situations in which their obligations to EQM or EQT, as applicable, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

            In addition, our general partner's officers, all of whom are also officers of EQM GP and EQT, will have responsibility for overseeing the allocation of their own time and time spent by administrative personnel on our behalf and on behalf of EQM and/or EQT. These officers face conflicts regarding these time allocations that may adversely affect our or EQM's results of operations, cash flows, and financial condition.

EQT may compete with us or EQM, which could adversely affect our or EQM's ability to grow and our or EQM's results of operations and cash available for distribution.

            EQT is not restricted in its ability to compete with us or EQM. If EQT competes with us or EQM, our or EQM's results of operations and cash available for distribution may be adversely affected.

Our partnership agreement replaces our general partner's fiduciary duties to holders of our common units with contractual standards governing its duties.

            Our partnership agreement contains provisions that eliminate the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law and replace those duties with several different contractual standards. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, free of any duties to us and our unitholders other than the implied contractual covenant of good faith and fair dealing, which means that a court will enforce the reasonable expectations of the partners where the language in the partnership agreement does not provide for a clear course of action. This provision entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate corporate opportunities among us and its affiliates;

•	whether to exercise its limited call right;

•	whether to seek approval of the resolution of a conflict of interest by the conflicts committee of the board of directors of our general partner;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to transfer any units it owns or the general partner interest in us to a third party; and

•	whether or not to consent to any merger, consolidation or conversion of the partnership or amendment to our partnership agreement.

            By purchasing a common unit, a common unitholder agrees to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read "Conflicts of Interest and Fiduciary Duties—Fiduciary Duties."

Our partnership agreement restricts the remedies available to holders of our common units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

            Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•
whenever our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) makes a determination or takes, or declines to take, any other action in their respective capacities, our general partner, the board of directors of our general partner and any committee thereof (including the conflicts committee), as applicable, is required to make such determination, or take or decline to take such other action, in good faith, meaning that it subjectively believed that the decision was in the best interests of our partnership, and, except as specifically provided by our partnership agreement, will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•	our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as such decisions are made in good faith;

•
our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•
our general partner will not be in breach of its obligations under our partnership agreement (including any duties to us or our unitholders) if a transaction with an affiliate or the resolution of a conflict of interest is:

•	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval;

•	approved by the vote of a majority of our outstanding common units, excluding any common units owned by our general partner and its affiliates;

•	determined by the board of directors of our general partner to be on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•
determined by the board of directors of our general partner to be fair and reasonable to us, taking into account the totality of the relationships among the parties involved, including other transactions that may be particularly favorable or advantageous to us.

            In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner or the conflicts committee must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee and the board of directors of our general partner determines that the resolution or course of action taken with respect to the affiliate transaction or conflict of interest satisfies either of the standards set forth in the third and fourth sub-bullets above, then it will be presumed that, in making its decision, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership challenging such determination, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

Our general partner has a call right that may require you to sell your common units at an undesirable time or price.

            If at any time more than 95% of our outstanding common units are owned by our general partner and its affiliates, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the remaining units held by unaffiliated persons at a price that is not less than the then-current market price of the common units. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your common units. At the completion of this offering and assuming the underwriters do not exercise their option to purchase additional common units, affiliates of our general partner will own 91.4% of our common units. For additional information about the call right, please read "The Partnership Agreement of EQT GP Holdings, LP—Limited Call Right."

Our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders.

            Our general partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without prior approval of our unitholders. If our general partner at any time were to decide to incur debt and secure its obligations or indebtedness by all or substantially all of our assets, and if our general partner were to be unable to satisfy such obligations or repay such indebtedness, the lenders could seek to foreclose on our assets. The lenders could also sell all or substantially all of our assets under such foreclosure or other realization upon those encumbrances without prior approval of our unitholders, which would adversely affect the price of our common units.

Risks Inherent in EQM's Business

EQM is dependent on EQT for a substantial majority of its revenues and future growth. Therefore, EQM is indirectly subject to the business risks of EQT. EQM has no control over EQT's business decisions and operations, and EQT is under no obligation to adopt a business strategy that favors EQM.

            Historically, EQM has provided a substantial percentage of its natural gas transmission, storage and gathering services to EQT. During the three months ended March 31, 2015 and the year ended December 31, 2014, approximately 69% of EQM's revenues were from EQT. EQM expects to derive a substantial majority of its revenues from EQT for the foreseeable future. Therefore, any event, whether in EQM's area of operations or otherwise, that adversely affects EQT's production, financial condition, leverage, results of operations or cash flows may adversely affect EQM's and our ability to sustain or increase cash distributions to its and our respective unitholders. Accordingly, we and EQM are indirectly subject to the business risks of EQT, including the following:

•	natural gas price volatility or a sustained period of lower commodity prices may have an adverse effect on EQT's drilling operations, revenue, profitability, future rate of growth and liquidity;

•	a reduction in or slowing of EQT's anticipated drilling and production schedule, which would directly and adversely impact demand for EQM's gathering services;

•	infrastructure capacity constraints and interruptions;

•	risks associated with the operation of EQT's wells, pipelines and facilities, including potential environmental liabilities;

•	the availability of capital on a satisfactory economic basis to fund EQT's operations;

•	EQT's ability to identify exploration, development and production opportunities based on market conditions;

•	uncertainties inherent in projecting future rates of production;

•	EQT's ability to develop additional reserves that are economically recoverable, to optimize existing well production and sustain production;

•	adverse effects of governmental and environmental regulation and negative public perception regarding EQT's operations; and

•	the loss of key personnel.

            For example, as a result of lower commodity prices, EQT recently reduced its 2015 capital expenditure forecast for well development from $1.95 billion to $1.5 billion. EQT may further reduce its capital expenditure spending in the future based on commodity prices or other factors. Unless EQM is successful in attracting significant unaffiliated third-party customers, its ability to maintain or increase the capacity subscribed and volumes transported under service arrangements on its transmission and storage system as well as the volumes gathered on its gathering system will be dependent on receiving consistent or increasing commitments from EQT. While EQT has dedicated acreage to, and entered into long-term firm transmission and gathering contracts on, EQM's systems, it may determine in the future that drilling in areas outside of EQM's current areas of operations is strategically more attractive to it and it is under no contractual obligation to maintain its production dedicated to EQM. A reduction in the capacity subscribed or volumes transported, stored or gathered on EQM's systems by EQT could have a material adverse effect on EQM's business, financial condition, results of operations and ability to make quarterly cash distributions to its unitholders, including us.

EQM may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to EQT and its affiliates, to enable EQM to pay quarterly distributions at its most recently paid amount to holders of its common units, including us.

            In order to pay the quarterly distributions at its most recently declared amount of $0.61 per unit, or $2.44 per unit on an annualized basis, EQM will require available cash of approximately $52.2 million per quarter, or $208.8 million per year, based on the number of common and general partner units currently outstanding. EQM may not have sufficient available cash each quarter to enable it to pay distributions at such level. The amount of cash EQM can distribute on its units principally depends upon the amount of cash EQM generates from its operations, which will fluctuate from quarter to quarter based on, among other things:

•	the rates EQM charges for its transmission, storage and gathering services;

•	the level of firm transmission and storage capacity sold and volumes of natural gas EQM transports, store and gather for its customers;

•
regional, domestic and foreign supply and perceptions of supply of natural gas; the level of demand and perceptions of demand in EQM's end-use markets; and actual and anticipated future prices of natural gas and other commodities (and the volatility thereof), which may impact EQM's ability to renew and replace firm transmission and storage agreements;

•	the effect of seasonal variations in temperature on the amount of natural gas that EQM transports, stores and gathers;

•	the level of competition from other midstream energy companies in EQM's geographic markets;

•	the creditworthiness of EQM's customers;

•	restrictions contained in EQM's joint venture agreements;

•	the level of EQM's operating, maintenance and general and administrative costs;

•
regulatory action affecting the supply of, or demand for, natural gas, the rates EQM can charge on its assets, how EQM contracts for services, its existing contracts, its operating costs or its operating flexibility; and

•	prevailing economic conditions.

            In addition, the actual amount of cash EQM will have available for distribution will depend on other factors, including:

•	the level and timing of capital expenditures EQM makes;

•	the level of EQM's operating and general and administrative expenses, including reimbursements to EQM GP and its affiliates, including EQT, for services provided to EQM;

•	the cost of acquisitions, if any;

•	EQM's debt service requirements and other liabilities;

•	fluctuations in EQM's working capital needs;

•	EQM's ability to borrow funds and access capital markets on satisfactory terms;

•	restrictions on distributions contained in EQM's debt agreements;

•	the amount of cash reserves established by EQM GP; and

•	other business risks affecting EQM's cash levels.

EQM's natural gas transmission, storage and gathering services are subject to extensive regulation by federal, state and local regulatory authorities. Changes or additional regulatory measures adopted by such authorities could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make distributions.

            EQM's interstate natural gas transmission and storage operations are regulated by the FERC under the NGA, the NGPA, and the Energy Policy Act of 2005. EQM's gathering operations are also rate-regulated by the FERC in connection with its interstate transmission operations. EQM's system operates under a tariff approved by the FERC that establishes rates, cost recovery mechanisms and terms and conditions of service to its customers. Generally, the FERC's authority extends to:

•	rates and charges for EQM's natural gas transmission, storage and gathering services;

•	certification and construction of new interstate transmission and storage facilities;

•	abandonment of interstate transmission and storage services and facilities;

•	maintenance of accounts and records;

•	relationships between pipelines and certain affiliates;

•	terms and conditions of services and service contracts with customers;

•	depreciation and amortization policies;

•	acquisition and disposition of interstate transmission and storage facilities; and

•	initiation and discontinuation of interstate transmission and storage services.

            Interstate pipelines may not charge rates or impose terms and conditions of service that, upon review by the FERC, are found to be unjust and unreasonable or unduly discriminatory. The recourse rate that may be charged by EQM's interstate pipeline for its transmission and storage services is established through the FERC's ratemaking process. The maximum applicable recourse rate and terms and conditions for service are set forth in EQM's FERC-approved tariff.

            Pursuant to the NGA, existing interstate transmission and storage rates and terms and conditions of service may be challenged by complaint and are subject to prospective change by the FERC. Additionally, rate increases and changes to terms and conditions of service proposed by a regulated interstate pipeline may be protested and such increases or changes can be delayed and may ultimately be rejected by the FERC. EQM currently holds authority from the FERC to charge and collect (i) "recourse rates," which are the maximum rates an interstate pipeline may charge for its services under its tariff, and (ii) "negotiated rates," which involve rates above or below the "recourse rates," provided that the affected customers are willing to agree to such rates and that the FERC has approved the negotiated rate agreement. As of December 31, 2014, approximately 87% of the contracted firm transmission capacity on EQM's system was committed under such "negotiated rate" contracts, rather than recourse rate or discount rate contracts. There can be no guarantee that EQM will be allowed to continue to operate under such rate structures for the remainder of those assets' operating lives. Any successful challenge against rates charged for EQM's transmission and storage services could have a material adverse effect on its business, financial condition, results of operations, liquidity and ability to make distributions.

            While the FERC does not generally regulate the rates and terms of service over facilities determined to be performing a natural gas gathering function, the FERC has traditionally regulated rates charged by interstate pipelines for gathering services performed on the pipeline's own gathering facilities when those gathering services are performed in connection with jurisdictional interstate transmission facilities. EQM maintains rates and terms of service in its tariff for unbundled gathering services performed on its gathering facilities, which are connected to its transmission and storage system. Just as with rates and terms of service for transmission and storage services, EQM's rates and terms of services for its gathering may be challenged by complaint and are subject to prospective change by the FERC. Rate increases and changes to terms and conditions of service which EQM proposes for its gathering service may be protested and such increases or changes can be delayed and may ultimately be rejected by the FERC.

            The FERC's jurisdiction extends to the certification and construction of interstate transmission and storage facilities, including, but not limited to, acquisitions, facility maintenance, expansions, and abandonment of facilities and services. While the FERC exercises jurisdiction over the rates and terms of service for EQM's gathering operations, EQM's gathering facilities are not subject to the FERC's certification and construction authority. Prior to commencing construction of new or existing interstate transmission and storage facilities, an interstate pipeline must obtain a certificate authorizing the construction, or file to amend its existing certificate, from the FERC. Typically, a significant expansion project requires review by a number of governmental agencies, including state and local agencies, whose cooperation is important in completing the regulatory process on schedule. Any refusal by an agency to issue authorizations or permits for one or more of these projects may mean that EQM will not be able to pursue these projects or that they will be constructed in a manner or with capital requirements that EQM did not anticipate. Such refusal or modification could materially and negatively impact the additional revenues expected from these projects.

            FERC regulations also extend to the terms and conditions set forth in agreements for transmission and storage services executed between interstate pipelines and their customers. These service agreements are required to conform, in all material respects, with the form of service agreements set forth in the pipeline's FERC-approved tariff. Non-conforming agreements must be filed with, and accepted by, the FERC. In the event that the FERC finds that an agreement, in whole or part, is materially non-conforming, it could reject the agreement or require EQM to seek modification, or alternatively require EQM to modify its tariff so that the non-conforming provisions are generally available to all customers.

            Under current policy, the FERC permits interstate pipelines to include an income tax allowance in the cost-of-service used as the basis for calculating their regulated rates. For pipelines owned by partnerships or limited liability companies taxed as partnerships for federal income tax purposes, the tax allowance will reflect the actual or potential income tax liability on the FERC-jurisdictional income attributable to all partnership or limited liability company interests if the ultimate owner of the interest has an actual or potential income tax liability on such income. This policy was upheld on May 29, 2007 by the Court of Appeals for the District of Columbia Circuit. The FERC will determine, on a case-by-case basis, whether the owners of an interstate pipeline have such actual or potential income tax liability. In a future rate case, EQM may be required to demonstrate the extent to which inclusion of an income tax allowance in the applicable cost-of-service is permitted under the current income tax allowance policy. In addition, the FERC's income tax allowance policy is frequently the subject of challenge, and EQM cannot predict whether the FERC or a reviewing court will alter the existing policy. If the FERC's policy were to change and if the FERC were to disallow a substantial portion of the EQM pipelines' income tax allowance, EQM's regulated rates, and therefore its revenues and ability to make distributions, could be materially adversely affected.

            The FERC may not continue to pursue its approach of pro-competitive policies as it considers matters such as interstate pipeline rates and rules and policies that may affect rights of access to natural gas transmission capacity and transmission and storage facilities.

            Section 1(b) of the NGA exempts certain natural gas gathering facilities from regulation by FERC as a natural gas company under the NGA. EQM believes that the natural gas pipelines in the Jupiter gathering systems meet the traditional tests FERC has used to establish a pipeline's status as an exempt gatherer not subject to regulation as a natural gas company. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of ongoing litigation, so the classification and regulation of the Jupiter gathering facilities are subject to change based on future determinations by the FERC, the courts or Congress. Failure to comply with applicable provisions of the NGA, the NGPA, the Pipeline Safety Act of 1968 and certain other laws, as well as with the regulations, rules, orders, restrictions and conditions associated with these laws, could result in the imposition of administrative and criminal remedies and civil penalties of up to $1,000,000 per day, per violation.

            In addition, future federal, state, or local legislation or regulations under which EQM will operate its natural gas transmission, storage and gathering businesses may have a material adverse effect on its business, financial condition, results of operations, liquidity and ability to make distributions to its unitholders, including us.

Any significant decrease in production of natural gas in EQM's areas of operation could adversely affect its business and operating results and reduce its distributable cash flow.

            EQM's business is dependent on the continued availability of natural gas production and reserves in its areas of operation. Low prices for natural gas or regulatory limitations could adversely affect development of additional reserves and production that is accessible by EQM's pipeline and storage assets. Production from existing wells and natural gas supply basins with access to EQM's systems will naturally decline over time. The amount of natural gas reserves underlying these wells may also be less than anticipated, and the rate at which production from these reserves declines may be greater than anticipated. Additionally, the competition for natural gas supplies to serve other markets could reduce the amount of natural gas supply for EQM's customers or lower natural gas prices could cause producers to determine in the future that drilling activities in areas outside of EQM's current areas of operation are strategically more attractive to them. A reduction in the natural gas volumes supplied by EQT or other third party producers could result in reduced throughput on EQM's systems and adversely impact its ability to grow its operations and increase cash distributions to its unitholders, including us. Accordingly, to maintain or increase the contracted capacity or the volume of natural gas transported, stored and gathered on EQM's systems and cash flows associated therewith, EQM's customers must continually obtain adequate supplies of natural gas.

            The primary factors affecting EQM's ability to obtain non-dedicated sources of natural gas include (i) the level of successful drilling activity near EQM's systems and (ii) EQM's ability to compete for volumes from successful new wells. While EQT has dedicated production from certain of its leased properties to EQM, EQM has no control over the level of drilling activity in its areas of operation, the amount of reserves associated with wells connected to EQM's gathering system or the rate at which production from a well declines. In addition, EQM has no control over EQT or other producers or their drilling or production decisions, which are affected by, among other things, the availability and cost of capital, prevailing and projected energy prices, demand for hydrocarbons, levels of reserves, geological considerations, environmental or other governmental regulations, the availability of drilling permits, the availability of drilling rigs, and other production and development costs.

            Fluctuations in energy prices can also greatly affect the development of new natural gas reserves. In general terms, the prices of natural gas, oil and other hydrocarbon products fluctuate in response to changes in supply and demand, market uncertainty and a variety of additional factors that are beyond EQM's control. For example, average daily prices for New York Mercantile Exchange (NYMEX) West Texas Intermediate crude oil ranged from a high of $107.26 per barrel to a low of $43.46 per barrel from January 1, 2014 through April 20, 2015. Average daily prices for NYMEX Henry Hub natural gas ranged from a high of $6.15 per MMBtu to a low of $2.51 per MMBtu from January 1, 2014 through April 20, 2015. Factors affecting commodity prices include worldwide economic conditions; weather conditions and seasonal trends; the levels of domestic production and consumer demand; the availability of imported LNG; the ability to export LNG; the availability of transportation systems with adequate capacity; the volatility and uncertainty of regional basis differentials and premiums; the price and availability of alternative fuels; the effect of energy conservation measures; the nature and extent of governmental regulation and taxation; and the anticipated future prices of natural gas, LNG and other commodities. Declines in natural gas prices could have a negative impact on exploration, development and production activity and, if sustained, could lead to a material decrease in such activity. Sustained reductions in exploration or production activity in EQM's areas of operation would lead to reduced utilization of EQM's systems. Because of these factors, even if new natural gas reserves are known to exist in areas served by EQM's assets, producers may choose not to develop those reserves. Moreover, EQT may not develop the acreage it has dedicated to EQM. If reductions in drilling activity result in EQM's inability to maintain levels of contracted capacity and throughput, it could reduce EQM's revenue and impair its ability to make quarterly cash distributions to its unitholders, including us.

            In addition, it may be more difficult to maintain or increase the current volumes on EQM's gathering systems in unconventional resource plays such as the Marcellus Shale, as the basins in those plays generally have higher initial production rates and steeper production decline curves than wells in more conventional basins. Furthermore, EQM's gathering assets were initially constructed as a low-pressure system designed for shallow, vertical wells and Marcellus Shale production is increasingly from horizontal wells at higher pressure than EQM's existing gathering assets were designed to handle. If natural gas prices remain low, production in the area around EQM's low-pressure gathering system may continue to decline. Accordingly, volumes on EQM's gathering system would need to be replaced at a faster rate to maintain or grow the current volumes than may be the case in other regions of production. Should EQM determine that the economics of its gathering assets do not justify the capital expenditures needed to grow or maintain volumes associated therewith, revenues associated with these assets will decline over time.

            EQM typically does not obtain independent evaluations of natural gas reserves connected to its systems. Accordingly, EQM does not have independent estimates of total reserves connected to its systems or the anticipated life of such reserves. If the total reserves or estimated life of the reserves connected to EQM's systems are less than EQM anticipates, or the timeline for the development of reserves is longer than EQM anticipates, and EQM is unable to secure additional sources of natural gas, there could be a material adverse effect on its business, results of operations, financial condition and its ability to make cash distributions to its unitholders, including us.

            If new supplies of natural gas are not obtained to replace the natural decline in volumes from existing supply basins, or if natural gas supplies are diverted to serve other markets, the overall volume of natural gas transported and stored on EQM's systems would decline, which could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and on EQM's ability to make quarterly cash distributions to its unitholders, including us.

EQM may not be able to increase its third-party throughput and resulting revenue due to competition and other factors, which could limit its ability to grow and extend its dependence on EQT.

            Part of EQM's growth strategy includes diversifying its customer base by identifying opportunities to offer services to third parties other than EQT. For the years ended December 31, 2014, 2013 and 2012, EQT accounted for approximately 51%, 80% and 81%, respectively, of EQM's transmission revenues, 2%, 61% and 68%, respectively, of EQM's storage revenues, 93%, 96% and 93%, respectively, of EQM's gathering revenues and 69%, 88% and 87%, respectively, of EQM's total revenues. EQM's ability to increase its third-party throughput and resulting revenue is subject to numerous factors beyond its control, including competition from third parties and the extent to which EQM has available capacity when third-party shippers require it. To the extent that EQM lacks available capacity on its systems for third-party volumes, it may not be able to compete effectively with third-party systems for additional natural gas production in its areas of operation.

            EQM has historically provided transmission, storage and gathering services to third parties on only a limited basis and may not be able to attract material third-party service opportunities. EQM's efforts to attract new unaffiliated customers may be adversely affected by its relationship with EQT and its desire to provide services pursuant to fee-based contracts. EQM's potential customers may prefer to obtain services under other forms of contractual arrangements under which EQM would be required to assume direct commodity exposure, and potential customers may desire to contract for gathering services that are not subject to FERC regulation. In addition, EQM will need to continue to improve its reputation among its potential customer base for providing high quality service in order to continue to successfully attract unaffiliated third parties.

EQM is exposed to the credit risk of its customers in the ordinary course of its business.

            EQM extends credit to its customers as a normal part of its business. As a result, EQM is exposed to the risk of loss resulting from the nonpayment and/or nonperformance of its customers. While EQM has established credit policies, including assessing the creditworthiness of its customers as permitted by its FERC-approved natural gas tariff, and requiring appropriate terms or credit support from them based on the results of such assessments, EQM may not have adequately assessed the creditworthiness of its existing or future customers. Furthermore, unanticipated future events could result in a deterioration of the creditworthiness of EQM's contracted customers, including EQT. Any resulting nonpayment and/or nonperformance by EQM's customers could have a material adverse effect on its business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders.

Increased competition from other companies that provide transmission, storage or gathering services, or from alternative fuel sources, could have a negative impact on the demand for EQM's services, which could adversely affect its financial results.

            EQM's ability to renew or replace existing contracts at rates sufficient to maintain current revenues and cash flows could be adversely affected by the activities of its competitors. EQM's systems compete primarily with other interstate and intrastate pipelines and storage facilities in the transmission and storage of natural gas. Some of EQM's competitors have greater financial resources and may now, or in the future, have access to greater supplies of natural gas than EQM does. Some of these competitors may expand or construct transmission and storage systems that would create additional competition for the services EQM provides to its customers. In addition, EQM's customers may develop their own transmission, storage or gathering services instead of using EQM's. Moreover, EQT and its affiliates are not limited in their ability to compete with EQM.

            The policies of the FERC promoting competition in natural gas markets are having the effect of increasing the natural gas transmission and storage options for EQM's traditional customer base. As a result, EQM could experience some "turnback" of firm capacity as existing agreements expire. If EQM is unable to remarket this capacity or can remarket it only at substantially discounted rates compared to previous contracts, EQM may have to bear the costs associated with the turned back capacity. Increased competition could reduce the volumes of natural gas transported or stored by EQM's systems or, in cases where EQM does not have long-term fixed rate contracts, could force EQM to lower its transmission or storage rates.

            Further, natural gas as a fuel competes with other forms of energy available to end-users, including electricity, coal and liquid fuels. Increased demand for such forms of energy at the expense of natural gas could lead to a reduction in demand for natural gas storage and transmission services.

            All of these competitive pressures could make it more difficult for EQM to retain its existing customers and/or attract new customers as EQM seeks to expand its business, which could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders, including us. In addition, competition could intensify the negative impact of factors that decrease demand for natural gas in the markets served by EQM's systems, such as adverse economic conditions, weather, higher fuel costs and taxes or other governmental or regulatory actions that directly or indirectly increase the cost or limit the use of natural gas.

If third-party pipelines and other facilities interconnected to EQM's pipelines and facilities become unavailable to transport natural gas, EQM's revenues and cash available to make distributions to its unitholders could be adversely affected.

            EQM depends upon third-party pipelines and other facilities that provide receipt and delivery options to and from EQM's transmission and storage system. For example, EQM's transmission and storage system interconnects with the following interstate pipelines: Texas Eastern, Dominion Transmission, Columbia Gas Transmission, Tennessee Gas Pipeline Company and National Fuel Gas Supply Corporation, as well as multiple distribution companies. Similarly, EQM's gathering system has multiple delivery interconnects to multiple interstate pipelines. In the event that EQM's access to such systems was impaired or if it were unable to maintain processing and treating contracts on acceptable terms, the amount of natural gas that EQM's gathering system can gather and transport onto its transmission and storage system would be adversely affected, which could reduce revenues from EQM's gathering activities. Because EQM does not own these third party pipelines or facilities, their continuing operation is not within EQM's control. If these or any other pipeline connections or facilities were to become unavailable for current or future volumes of natural gas due to repairs, damage to the facility, lack of capacity or any other reason, EQM's ability to operate efficiently and continue shipping natural gas to end markets could be restricted, thereby reducing EQM's revenues. Any temporary or permanent interruption at any key pipeline interconnect or facility could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders, including us.

Certain of the services EQM provides on its transmission and storage system are subject to long-term, fixed-price "negotiated rate" contracts that are not subject to adjustment, even if EQM's cost to perform such services exceeds the revenues received from such contracts, and, as a result, EQM's costs could exceed its revenues received under such contracts.

            It is possible that costs to perform services under "negotiated rate" contracts will exceed the negotiated rates. If this occurs, it could decrease the cash flow realized by EQM's systems and, therefore, the cash EQM has available for distribution to its unitholders, including us. Under FERC policy, a regulated service provider and a customer may mutually agree to a "negotiated rate," and that contract must be filed with and accepted by the FERC. As of December 31, 2014, approximately 87% of EQM's contracted transmission firm capacity was subscribed under such "negotiated rate" contracts. These "negotiated rate" contracts are not generally subject to adjustment for increased costs which could be caused by inflation or other factors relating to the specific facilities being used to perform the services.

EQM may not be able to renew or replace expiring contracts at favorable rates or on a long-term basis.

            EQM's primary exposure to market risk occurs at the time its existing contracts expire and are subject to renegotiation and renewal. As of December 31, 2014, the weighted average remaining contract life based on total projected contracted revenues for EQM's firm transmission and storage contracts, including those on AVC, was approximately 17 years. The extension or replacement of existing contracts, including its contracts with EQT, depends on a number of factors beyond EQM's control, including:

•	the level of existing and new competition to provide services to EQM's markets;

•	the macroeconomic factors affecting natural gas economics for EQM's current and potential customers;

•	the balance of supply and demand, on a short-term, seasonal and long-term basis, in EQM's markets;

•	the extent to which the customers in EQM's markets are willing to contract on a long-term basis; and

•	the effects of federal, state or local regulations on the contracting practices of EQM's customers.

            Any failure to extend or replace a significant portion of EQM's existing contracts, or extending or replacing them at unfavorable or lower rates, could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders, including us.

If the tariff governing the services EQM provides is successfully challenged, EQM could be required to reduce its tariff rates, which would have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders, including us.

            On January 14, 2013, Equitrans filed a Stipulation and Agreement of Settlement (the Settlement) with the FERC. The Settlement associated with the Pipeline Safety Cost Tracker (PSCT) provides that EQM will not file a general rate case on or before October 1, 2015 and that the parties to the Settlement will not file a challenge to such rates prior to December 31, 2015. However, the FERC, or other interested stakeholders, such as state regulatory agencies, may still challenge the recourse rates or the terms and conditions of service included in EQM's tariff. EQM does not have an agreement in place that would prohibit EQT or its affiliates from challenging EQM's tariff. If any challenge were successful, among other things, the rates that EQM charges on its systems could be reduced. Successful challenges could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders, including us.

If EQM is unable to make acquisitions on economically acceptable terms from EQT or third parties, its future growth may be limited, and the acquisitions EQM does make may reduce, rather than increase, its cash generated from operations on a per unit basis.

            EQM's ability to grow depends, in part, on its ability to make acquisitions that increase its cash generated from operations on a per unit basis. The acquisition component of EQM's strategy is based, in large part, on its expectation of ongoing divestitures of midstream energy assets by industry participants, including EQT. EQM has no contractual arrangement with EQT that would require EQT to provide EQM with an opportunity to offer to purchase midstream assets that EQT may sell. Accordingly, while we believe EQT will be incentivized as a consequence of its economic relationship with EQM to offer EQM opportunities to purchase midstream assets, there can be no assurance that any such offer will be made. Furthermore, many factors could impair EQM's ability to acquire future midstream assets and the willingness of EQT to offer EQM acquisition opportunities, including a change in control of EQT or a transfer of the incentive distribution rights by EQM GP to a third party. A material decrease in divestitures of midstream energy assets from EQT or otherwise would limit EQM's opportunities for future acquisitions and could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders, including us.

            If EQM is unable to make accretive acquisitions from EQT or third parties, whether because, among other reasons, (i) EQT elects not to sell or contribute additional assets to EQM or to offer acquisition opportunities to EQM, (ii) EQM is unable to identify attractive third-party acquisition opportunities, (iii) EQM is unable to negotiate acceptable purchase contracts with EQT or third parties, (iv) EQM is unable to obtain financing for these acquisitions on economically acceptable terms, (v) EQM is outbid by competitors or (vi) EQM is unable to obtain necessary governmental or third-party consents, then EQM's future growth and ability to increase distributions will be limited.

            Furthermore, even if EQM does make acquisitions that it believes will be accretive, these acquisitions may nevertheless result in a decrease in the cash generated from operations on a per unit basis. Any acquisition involves potential risks, including, among other things:

•	mistaken assumptions about volumes, revenue and costs, including synergies and potential growth;

•	an inability to secure adequate customer commitments to use the acquired systems or facilities;

•	an inability to integrate successfully the assets or businesses EQM acquires;

•	the assumption of unknown liabilities for which EQM is not indemnified or for which EQM's indemnity is inadequate;

•	the diversion of management's and employees' attention from other business concerns; and

•	unforeseen difficulties operating in new geographic areas or business lines.

            If any acquisition fails to be accretive to EQM's distributable cash flow per unit, it could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders, including us.

If EQM does not complete expansion projects, its future growth may be limited.

            A significant component of EQM's growth strategy is to continue to grow the cash distributions on its units by expanding its business. EQM's ability to grow depends, in part, upon its ability to complete expansion projects that result in an increase in the cash EQM generates. EQM may be unable to complete successful, accretive expansion projects for many reasons, including, but not limited to, the following:

•	an inability to identify attractive expansion projects;

•	an inability to obtain necessary rights-of-way or government approvals, including approvals by regulatory agencies;

•	an inability to successfully integrate the infrastructure EQM builds;

•	an inability to raise financing for expansion projects on economically acceptable terms;

•	incorrect assumptions about volumes, revenues and costs, including potential growth; or

•	an inability to secure adequate customer commitments to use the newly expanded facilities.

Expanding EQM's business by constructing new midstream assets subjects EQM to risks.

            Organic and greenfield growth projects are a significant component of EQM's growth strategy. The development and construction of pipelines and storage facilities involves numerous regulatory, environmental, political and legal uncertainties beyond EQM's control and may require the expenditure of significant amounts of capital. The development and construction of pipelines and storage facilities exposes EQM to construction risks such as the failure to meet affiliate and third-party contractual requirements, delays caused by landowners, environmental hazards, the lack of available skilled labor, equipment and materials and the inability to obtain necessary approvals and permits from regulatory agencies on a timely basis. These types of projects may not be completed on schedule, at the budgeted cost or at all. Moreover, EQM's revenues may not increase for some time after completion of a particular project. For instance, EQM will be required to pay construction costs generally as they are incurred but construction will typically occur over an extended period of time, and EQM will not receive material increases in revenues until the project is placed into service. Moreover, EQM may construct facilities to capture anticipated future growth in production and/or demand in a region in which such growth does not materialize. As a result, new facilities may not be able to attract enough throughput to achieve EQM's expected investment return, which could adversely affect EQM's business, financial condition, results of operations, liquidity and ability to make distributions.

            Certain of EQM's internal growth projects may require regulatory approval from federal and state authorities prior to construction, including any extensions from or additions to its transmission and storage system. The approval process for storage and transportation projects has become increasingly challenging, due in part to state and local concerns related to unregulated exploration and production and gathering activities in new production areas, including the Marcellus Shale. Such authorization may not be granted or, if granted, such authorization may include burdensome or expensive conditions.

If EQM is unable to obtain needed capital or financing on satisfactory terms to fund expansions of its asset base, its ability to make quarterly cash distributions may be diminished or its financial leverage could increase. EQM does not have any commitment with any of its affiliates to provide any direct or indirect financial assistance to EQM.

            In order to expand EQM's asset base and complete the announced expansion projects described elsewhere in this prospectus, EQM will need to make expansion capital expenditures. If EQM does not make sufficient or effective expansion capital expenditures, it will be unable to expand its business operations and may be unable to maintain or raise the level of its quarterly cash distributions. EQM will be required to use cash from its operations or incur borrowings or sell additional common units or other limited partner interests in order to fund its expansion capital expenditures. Using cash from operations will reduce distributable cash flow to EQM's common unitholders, including us. EQM's ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by its financial condition at the time of any such financing or offering, by the covenants in EQM's debt agreements, general economic conditions and contingencies and uncertainties that are beyond EQM's control. Even if EQM is successful in obtaining funds for expansion capital expenditures through equity or debt financings, the terms thereof could limit its ability to pay distributions to its common unitholders, including us. In addition, incurring additional debt may significantly increase EQM's interest expense and financial leverage, and issuing additional limited partner interests may result in significant common unitholder dilution and increase the aggregate amount of cash required to maintain the then-current distribution rate, which could materially decrease EQM's and our ability to pay distributions at the then-current distribution rate.

            EQM does not have any commitment with EQM GP or other affiliates, including EQT, to provide any direct or indirect financial assistance to EQM.

EQM is subject to numerous hazards and operational risks.

            EQM's business operations are subject to all of the inherent hazards and risks normally incidental to the gathering, compressing, transmission and storage of natural gas. These operating risks include, but are not limited to:

•	damage to pipelines, facilities, equipment and surrounding properties caused by hurricanes, earthquakes, tornadoes, floods, fires and other natural disasters and acts of terrorism;

•	inadvertent damage from construction, vehicles, farm and utility equipment;

•	uncontrolled releases of natural gas and other hydrocarbons;

•
leaks, migrations or losses of natural gas as a result of the malfunction of equipment or facilities and, with respect to storage assets, as a result of undefined boundaries, geologic anomalies, natural pressure migration and wellbore migration;

•	ruptures, fires and explosions; and

•	other hazards that could also result in personal injury and loss of life, pollution to the environment and suspension of operations.

            These risks could result in loss of human life, personal injuries, significant damage to property, environmental pollution, impairment of EQM's operations and substantial losses to EQM. The location of certain segments of EQM's systems in or near populated areas, including residential areas, commercial business centers and industrial sites, could increase the damages resulting from these risks. In spite of any precautions taken, an event such as those described above could cause considerable harm to people or property and could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make distributions. Accidents or other operating risks could further result in loss of service available to EQM's customers. Such circumstances, including those arising from maintenance and repair activities, could result in service interruptions on segments of EQM's systems. Potential customer impacts arising from service interruptions on segments of EQM's systems could include limitations on its ability to satisfy customer requirements, obligations to provide reservation charge credits to customers in times of constrained capacity, and solicitation of EQM's existing customers by others for potential new projects that would compete directly with EQM's existing services. Such circumstances could adversely impact EQM's ability to meet contractual obligations and retain customers, with a resulting negative impact on EQM's business, financial condition, results of operations, liquidity and on its ability to make distributions to its unitholders, including us.

EQM does not insure against all potential losses and could be seriously harmed by unexpected liabilities.

            EQM is not fully insured against all risks inherent in its businesses, including environmental accidents that might occur. In addition, EQM does not maintain business interruption insurance of the types and in amounts necessary to cover all possible risks of loss. The occurrence of any operating risks not fully covered by insurance could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and on its ability to make distributions to its unitholders, including us.

            EQT currently maintains excess liability insurance that covers EQT and its affiliates, including EQM's, legal and contractual liabilities arising out of bodily injury, personal injury or property damage, including resulting loss of use, to third parties. This excess liability insurance includes coverage for sudden and accidental pollution liability but excludes: release of pollutants subsequent to their disposal; release of substances arising from the combustion of fuels that result in acidic deposition; and testing, monitoring, clean-up, containment, treatment or removal of pollutants from property owned, occupied by, rented to, used by or in the care, custody or control of EQT and its affiliates.

            EQT also maintains coverage for itself and its affiliates, including EQM, for physical damage to assets and resulting business interruption, including damage caused by terrorist acts.

            All of EQT's insurance is subject to deductibles. If a significant accident or event occurs for which EQM is not fully insured, it could adversely affect EQM's operations and financial condition. EQM may not be able to maintain or obtain insurance of the types and in the amounts it desires at reasonable rates, and it may elect to self-insure a portion of its asset portfolio. The insurance coverage EQM does obtain may contain large deductibles or fail to cover certain hazards or cover all potential losses. In addition, EQM shares insurance coverage with EQT, for which EQM will reimburse EQT pursuant to the terms of the EQM Omnibus Agreement. To the extent EQT experiences covered losses under the insurance policies, the limit of EQM's coverage for potential losses may be reduced.

EQM is subject to stringent environmental laws and regulations that may expose it to significant costs and liabilities.

            EQM's operations are regulated extensively at the federal, state and local levels. Laws, regulations and other legal requirements have increased the cost to plan, design, install, operate and abandon transmission and gathering systems and pipelines. Environmental, health and safety legal requirements govern discharges of substances into the air and water; the management and disposal of hazardous substances and wastes; the clean-up of contaminated sites;

groundwater quality and availability; plant and wildlife protection; locations available for pipeline construction; environmental impact studies and assessments prior to permitting; restoration of properties after construction or operations are completed; pipeline safety (including replacement requirements); and work practices related to employee health and safety. Compliance with the laws, regulations and other legal requirements applicable to EQM's businesses may increase its cost of doing business or result in delays or restrictions in the performance of operations due to the need to obtain additional or more detailed governmental approvals and permits. For example, on April 1, 2015, the U.S. Fish and Wildlife Service announced its listing of the northern long-eared bat, a mammal whose range includes some areas where EQM operates, as a threatened species under the Endangered Species Act. This listing will become effective on May 4, 2015. Such designations of previously unprotected species as being endangered or threatened, or the designation of previously unprotected areas as a critical habitat for such species, can result in increased costs, construction delays or restrictions in operations for EQM. In addition, compliance with laws, regulations, or other legal requirements could subject EQM to claims for personal injuries, property damage and other damages. EQM's failure to comply with the laws, regulations and other legal requirements applicable to its businesses, even if as a result of factors beyond its control, could result in the suspension or termination of its operations and subject EQM to administrative, civil and criminal penalties and damages.

            Laws, regulations and other legal requirements are constantly changing, and implementation of compliant processes in response to such changes could be costly and time consuming. For example, in December 2014, the U.S. Environmental Protection Agency (EPA) published a proposed regulation that it expects to finalize by October 1, 2015, which proposes to revise the National Ambient Air Quality Standard (NAAQS) for ozone between 65 to 70 parts per billion (ppb) for both the 8-hour primary and secondary standards. The current primary and secondary ozone standards are set at 75 ppb. Compliance with this or other new regulations could, among other things, require installation of new emission controls on some of EQM's equipment, result in longer permitting timelines, and significantly increase EQM's capital expenditures and operating costs, which could adversely impact EQM's business. In addition to periodic changes to air, water and waste laws, as well as recent EPA initiatives to impose climate change-based air regulations on industry, the U.S. Congress and various states have been evaluating climate-related legislation and other regulatory initiatives that would further restrict emissions of greenhouse gases, including methane (a primary component of natural gas) and carbon dioxide (a byproduct of burning natural gas). Such restrictions may result in additional compliance obligations with respect to, or taxes on the release, capture and use of, greenhouse gases that could have an adverse effect on EQM's operations.

            These laws and regulations may impose numerous obligations that are applicable to EQM's operations, including the acquisition of permits to conduct regulated activities, the incurrence of capital or operating expenditures to limit or prevent releases of materials from EQM's pipelines and facilities, and the imposition of substantial liabilities and remedial obligations for pollution resulting from EQM's operations. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly corrective actions. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations and the issuance of injunctions limiting or preventing some or all of EQM's operations. In addition, EQM may experience a delay in obtaining or be unable to obtain required permits or regulatory authorizations, which may cause it to lose potential and current customers, interrupt its operations and limit its growth and revenue. There is a risk that EQM may incur costs and liabilities in connection with its operations due to historical industry operations and waste disposal practices, its handling of wastes and potential emissions and discharges related to EQM's operations. Private parties, including the owners of the properties through which EQM's transmission and storage system or its gathering system pass and facilities where its wastes are taken for reclamation or disposal, may have the right to pursue legal actions to require remediation of contamination or enforce compliance with environmental requirements as well as to seek damages for personal injury or property damage. Pursuant to the terms of the EQM Omnibus Agreement, EQT will indemnify EQM for certain potential environmental and toxic tort claims, losses and expenses associated with the operation of EQM's assets before the closing date of EQM's initial public offering, on July 2, 2012. However, the maximum liability of EQT for these indemnification obligations will not exceed $15 million, which may not be sufficient to fully compensate EQM for such claims, losses and expenses. In addition, changes in environmental laws occur frequently, and any such changes that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity or ability to make distributions. EQM may not be able to recover all or any of these costs from insurance.

Climate change and related legislation, regulatory initiatives and litigation could result in increased operating costs and reduced demand for the natural gas services EQM provides.

            Legislative and regulatory measures to address climate change and greenhouse gas (GHG) emissions are in various phases of discussion or implementation. The EPA regulates GHG emissions from new and modified facilities that are potential major sources of criteria pollutants under the Clean Air Act's Prevention of Significant Deterioration and Title V programs. In addition, on January 14, 2015, the Obama Administration announced its goal to significantly reduce methane emissions from oil and gas sources by 2025. As part of this announcement, the EPA announced that it will issue a proposed rule in the summer of 2015 and a final rule in 2016 setting standards for methane and volatile organic compounds (VOC) emissions from new and modified oil and gas production sources and natural gas processing and transmission sources. PHMSA also stated that it will propose natural gas pipeline safety standards in 2015 that are expected to lower methane emissions.

            The U.S. Congress, along with federal and state agencies, have considered measures to reduce the emissions of GHGs. Legislation or regulation that restricts carbon emissions could increase EQM's cost of environmental compliance by requiring it to install new equipment to reduce emissions from larger facilities and/or, depending on any future legislation, purchase emission allowances. Climate change and greenhouse gas legislation or regulation could also delay or otherwise negatively affect efforts to obtain permits and other regulatory approvals for existing and new facilities, impose additional monitoring and reporting requirements or adversely affect demand for the natural gas EQM transports, stores and gathers. For example, while the EPA has had rules in effect since 2011 that require the monitoring and annual reporting of GHG emissions from certain petroleum and natural gas sources in the United States, including among others, onshore processing, transmission and storage facilities, only recently, in December 2014, the agency proposed changes to this reporting rule that would expand the petroleum and natural gas system sources for which annual GHG emissions reporting is currently required to include, beginning in the 2016 reporting year, certain onshore gathering and boosting systems consisting primarily of gathering pipelines, compressors and processing equipment used to perform natural gas compression, dehydration and acid gas removal activities. Conversely, legislation or regulation that sets a price on or otherwise restricts carbon emissions could also benefit EQM by increasing demand for natural gas because the combustion of natural gas results in substantially fewer carbon emissions per Btu of heat generated than other fossil fuels such as coal. The effect on EQM of any new legislative or regulatory measures will depend on the particular provisions that are ultimately adopted.

Significant portions of EQM's pipeline systems have been in service for several decades. There could be unknown events or conditions or increased maintenance or repair expenses and downtime associated with its pipelines that could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make distributions.

            Significant portions of EQM's transmission and storage system and its gathering system have been in service for several decades. The age and condition of EQM's systems could result in increased maintenance or repair expenditures, and any downtime associated with increased maintenance and repair activities could materially reduce its revenue. Any significant increase in maintenance and repair expenditures or loss of revenue due to the age or condition of EQM's systems could adversely affect its business, financial condition, results of operations, liquidity and EQM's ability to make cash distributions to its unitholders, including us.

EQM may incur significant costs and liabilities as a result of pipeline integrity management program testing and related repairs.

            Pursuant to the Pipeline Safety Improvement Act of 2002, as reauthorized and amended by the Pipeline Inspection, Protection, Enforcement and Safety Act of 2006, the DOT has adopted regulations requiring pipeline operators to develop integrity management programs for transmission pipelines located where a leak or rupture could harm "high consequence areas," including high population areas, unless the operator effectively demonstrates by risk assessment that the pipeline could not affect the area. The regulations require operators, including EQM, to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	maintain processes for data collection, integration and analysis;

•	repair and remediate pipelines as necessary; and

•	implement preventive and mitigating actions.

            Changes to pipeline safety laws and regulations that result in more stringent or costly safety standards could have a significant adverse effect on us and similarly situated midstream operators. For example, in August 2011, PHMSA published an advance notice of proposed rulemaking in which the agency was seeking public comment on a number of changes to regulations governing the safety of gas transmission pipelines and gathering lines, including, for example, revising the definitions of "high consequence areas" and "gathering lines" and strengthening integrity management requirements as they apply to existing regulated operators and to currently exempt operators should certain exemptions be removed. Most recently, in an August 2014 U.S. Government Accountability Office (GAO) report to Congress, the GAO acknowledged PHMSA's August 2011 proposed rulemaking as well as PHMSA's continued assessment of the safety risks posed by these gathering lines as part of rulemaking process, and recommended that PHMSA move forward with rulemaking to address larger-diameter, higher-pressure gathering lines, including subjecting such pipelines to emergency response planning requirements that currently do not apply.

            On September 25, 2013, the PHMSA released a final rule increasing the civil penalty maximums for pipeline safety violations. The rule increased the maximum penalties from $100,000 to $200,000 per day for each violation, and from $1,000,000 to $2,000,000 for a related series of violations. Additionally, PHMSA issued an Advisory Bulletin in May 2012, which advised pipeline operators of changes in annual reporting requirements. The bulletin also advised operators that if they rely on design, construction, inspection, testing or other data to determine the pressures at which their pipelines should operate, the records of that data must be traceable, verifiable and complete. In the absence of any such records, the bulletin advised that operators should verify maximum pressures through physical testing or modify/replace facilities to meet the demands of such pressures. As required by the Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011, EQM verified its records for all applicable pipeline segments and submitted a report to DOT identifying each pipeline segment for which records were insufficient.

            States are generally preempted by federal law in the area of pipeline safety, but state agencies may qualify to assume responsibility for enforcing federal regulations over intrastate pipelines. They may also promulgate additive pipeline safety regulations provided that the state standards are at least as stringent as the federal standards. Although many of EQM's natural gas facilities fall within a class that is not subject to integrity management requirements, EQM may incur significant costs and liabilities associated with repair, remediation, preventive or mitigation measures associated with its non-exempt pipelines, particularly its gathering pipelines. This estimate does not include the costs, if any, for repair, remediation, preventive or mitigating actions that may be determined to be necessary as a result of the testing program, which could be substantial. Such costs and liabilities might relate to repair, remediation, preventive or mitigating actions that may be determined to be necessary as a result of the testing program, as well as lost cash flows resulting from shutting down our pipelines during the pendency of such repairs. Additionally, should EQM fail to comply with DOT regulations, it could be subject to penalties and fines. In addition, EQM may be required to make additional maintenance capital expenditures in the future for similar regulatory compliance initiatives that are not reflected in its forecasted maintenance capital expenditures.

The adoption of legislation relating to hydraulic fracturing and the enactment of severance taxes and impact fees on natural gas wells could cause EQM's current and potential customers to reduce the number of wells they drill in the Marcellus Shale. If drilling reductions are significant for those or other reasons, the reductions would have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders.

            EQM's assets are primarily located in the Marcellus Shale fairway in southwestern Pennsylvania and northern West Virginia and a majority of the production that EQM receives from customers is produced from wells completed using hydraulic fracturing. Hydraulic fracturing is an important and commonly used process in the completion of oil and gas wells, particularly in unconventional resource plays like the Marcellus Shale. Hydraulic fracturing is typically regulated by state oil and gas commissions and similar agencies but several federal agencies have asserted regulatory authority over aspects of the process, including the EPA, which published proposed effluent limit guidelines on April 7, 2015 for waste water from shale gas extraction operations before being discharged to a treatment plant, and the federal Bureau of Land Management (BLM), which issued a final rule on March 20, 2015 that establishes new or more stringent standards for performing hydraulic fracturing on federal and Indian lands including, among other things, submission of various detailed notices, plans and other information relating to the fracturing activities that are subject to BLM pre-approval, implementation of measures designed to protect usable water from fracturing activities; and public disclosure of chemicals used in hydraulic fracturing fluids through the FracFocus website. The BLM rule has an expected effective date of June 2015 but is currently subject to one or more legal challenges that seek to block implementation of the rule. In addition, Congress has from time to time considered the adoption of legislation to provide for federal regulation of hydraulic fracturing, while a growing number of states, including those in which EQM operates, have adopted, and other states are considering adopting, regulations that could impose more stringent disclosure and/or well construction requirements on hydraulic fracturing operations. Some states, such as Pennsylvania, have imposed fees on the drilling of new unconventional oil and gas wells. States could elect to prohibit hydraulic fracturing altogether, as was announced in December 2014 with regard to fracturing activities in New York. Also, local governments may seek to adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular. In fact, legislation or regulation banning hydraulic fracturing has been adopted in a number of local jurisdictions, including ones in which EQM has limited operations. Further, several federal governmental agencies are conducting reviews and studies on the environmental aspects of hydraulic fracturing, including the EPA, which is planning to issue a draft of its final report on the effects of hydraulic fracturing on drinking water resources in the first half of 2015. The results of such review or studies could spur initiatives to further regulate hydraulic fracturing. The adoption of new laws, regulations or ordinances at the federal, state or local levels imposing more stringent restrictions on hydraulic fracturing could make it more difficult for EQM's customers to complete natural gas wells, increase customers' costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for EQM's gathering, storage and transmission services. In addition, the tax laws, rules and regulations that affect EQM's customers, such as the imposition of or increase in severance taxes (a tax on the extraction of natural resources) in states in which they produce gas, could change. Any such increase or change could adversely impact EQM's customers' earnings, cash flows and financial position and cause them to reduce their drilling in the areas in which EQM operates.

EQM is exposed to costs associated with fuel usage and other requirements.

            A certain amount of natural gas is utilized in connection with its transportation across a pipeline system and under EQM's contractual arrangements with its customers, it is entitled to retain a specified volume of natural gas in order to compensate itself for such fuel usage and other requirements. The level of fuel usage and other requirements on EQM's gathering system may exceed the natural gas volumes retained from its customers as compensation for EQM's fuel usage and other requirements pursuant to EQM's contractual agreements. In this case it will be necessary for EQM to purchase natural gas in the market to make up for the difference, which exposes EQM to commodity price risk. For the years ended December 31, 2014, 2013 and 2012, EQM's actual commodity usage volumes exceeded the amounts recovered from its gathering customers for which EQM recognized $1.6 million, $3.3 million and $4.0 million of purchased gas cost as a component of operating and maintenance expense in 2014, 2013 and 2012, respectively. Future exposure to the volatility of natural gas prices as a result of gas imbalances could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders, including us.

EQM's exposure to direct commodity price risk may increase in the future.

            Although EQM intends to enter into fixed-fee contracts with new customers in the future, its efforts to obtain such contractual terms may not be successful. In addition, EQM may acquire or develop additional midstream assets in the future that do not provide services primarily based on capacity reservation charges or other fixed fee arrangements and therefore have a greater exposure to fluctuations in commodity price risk than its current operations. Future exposure to the volatility of natural gas prices, including regional basis differentials, as a result of EQM's future contracts could have a material adverse effect on its business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders, including us.

EQM does not own all of the land on which its pipelines and facilities are located, which could disrupt its operations.

            EQM does not own all of the land on which its pipelines and facilities have been constructed, and it is therefore subject to the possibility of more onerous terms and/or increased costs to retain necessary land use if it does not have valid rights-of-way, if such rights-of-way lapse or terminate or if its facilities are not properly located within the boundaries of such rights-of-way. Although many of these rights are perpetual in nature, EQM occasionally obtains the rights to construct and operate its pipelines on land owned by third parties and governmental agencies for a specific period of time. If EQM were to be unsuccessful in renegotiating rights-of-way, it might have to institute condemnation proceedings on its FERC-regulated assets or relocate its facilities for non-regulated assets. A loss of rights-of-way or a relocation could have a material adverse effect on EQM's business, financial condition, results of operations, liquidity and on its ability to make distributions to its unitholders, including us.

Any significant and prolonged change in or stabilization of natural gas prices could have a negative impact on EQM's natural gas storage business.

            Historically, natural gas prices have been seasonal and volatile, which has enhanced demand for EQM's storage services. The natural gas storage business has benefited from significant price fluctuations resulting from seasonal price sensitivity, which impacts the level of demand for EQM's services and the rates it is able to charge for such services. On a system-wide basis, natural gas is typically injected into storage between April and October when natural gas prices are generally lower and withdrawn during the winter months of November through March when natural gas prices are typically higher. However, the market for natural gas may not continue to experience volatility and seasonal price sensitivity in the future at the levels previously seen. If volatility and seasonality in the natural gas industry decrease, because of increased production capacity or otherwise, the demand for EQM's storage services and the prices that EQM will be able to charge for those services may decline.

            In addition to volatility and seasonality, an extended period of high natural gas prices would increase the cost of acquiring base gas and likely place upward pressure on the costs of associated storage expansion activities. For instance, the settlement approved by the FERC in EQM's most recent rate case included a provision allowing EQM to recover 7.1 Bcf of storage base gas through its transmission fuel retention percentage. Under the Settlement related to the PSCT, the transmission fuel retention percentage was reduced from 3.72% to 2.72% effective April 1, 2013. The Settlement also eliminated the tracking mechanism that related to the recovery of 7.1 Bcf of storage base gas. To the extent EQM needs to replace storage base gas under the terms of the Settlement, it may not be able to recover the cost of acquiring such base gas from its customers and will be subject to commodity price risk. An extended period of low natural gas prices could adversely impact storage values for some period of time until market conditions adjust. These commodity price impacts could have a negative impact on EQM's business, financial condition, results of operations, liquidity and ability to make distributions.

Restrictions in EQM's credit facility could adversely affect its business, financial condition, results of operations, liquidity and ability to make quarterly cash distributions to its unitholders.

            EQM maintains a credit facility with a syndicate of lenders. EQM's credit facility contains various covenants and restrictive provisions that limit EQM's ability to, among other things:

•	incur or guarantee additional debt;

•	make distributions on or redeem or repurchase units;

•	make certain investments and acquisitions;

•	incur certain liens or permit them to exist;

•	enter into certain types of transactions with affiliates;

•	merge or consolidate with another company; and

•	transfer, sell or otherwise dispose of assets.

            EQM's credit facility also contains a covenant requiring EQM to maintain a consolidated leverage ratio of not more than 5.00 to 1.00 (or, not more than 5.50 to 1.00 for certain measurement periods following the consummation of certain acquisitions). EQM's ability to meet these covenants can be affected by events beyond its control and EQM cannot assure its unitholders that it will meet these covenants. In addition, EQM's credit facility contains events of default customary for such facilities, including the occurrence of a change of control (which will occur if EQT fails to control EQM GP, EQM fails to own 100% of Equitrans, L.P., or EQM GP fails to be EQM's general partner).

            The provisions of EQM's credit facility may affect EQM's ability to obtain future financing and pursue attractive business opportunities and its flexibility in planning for, and reacting to, changes in business conditions. In addition, a failure to comply with the provisions of EQM's credit facility could result in an event of default, which could enable EQM's lenders to, subject to the terms and conditions of the credit facility, declare any outstanding principal of that debt, together with accrued and unpaid interest, to be immediately due and payable. If the payment of EQM's debt is accelerated, EQM's assets may be insufficient to repay such debt in full, and its unitholders could experience a partial or total loss of their investment. The credit facility also has cross default provisions that apply to any other indebtedness EQM may have with an aggregate principal amount in excess of $15.0 million.

EQM's future debt levels may limit its flexibility to obtain financing and to pursue other business opportunities.

            EQM has the ability to incur debt, subject to limitations in its credit facility. EQM's level of debt could have important consequences to EQM, including the following:

•
EQM's ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	EQM's funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of its cash flow required to make interest payments on its debt;

•	EQM may be more vulnerable to competitive pressures or a downturn in its business or the economy generally; and

•	EQM's flexibility in responding to changing business and economic conditions may be limited.

            EQM's ability to service its debt will depend upon, among other things, its future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond its control. If EQM's operating results are not sufficient to service its current or future indebtedness, EQM will be forced to take actions such as reducing distributions, reducing or delaying its business activities, acquisitions, investments or capital expenditures, selling assets or seeking additional equity capital. EQM may not be able to effect any of these actions on satisfactory terms or at all.

The credit and risk profile of EQM GP and its owner, EQT, could adversely affect EQM's credit ratings and risk profile, which could increase EQM's ultimate borrowing costs or hinder its ability to raise capital.

            The credit and business risk profiles of EQM GP and EQT may be factors considered in credit evaluations of EQM. This is because EQM GP, which is owned by EQT through EQT's ownership in us, controls EQM's business activities, including its cash distribution policy and growth strategy. Any adverse change in the financial condition of EQT, including the degree of its financial leverage and its dependence on cash flow from EQM to service its indebtedness, or a downgrade of EQT's investment grade credit rating, may adversely affect EQM's credit ratings and risk profile.

EQM may enter into joint ventures that might restrict its operational and corporate flexibility.

            EQM may from time to time enter into joint venture arrangements with third parties. Joint venture arrangements may restrict EQM's operational and corporate flexibility. Moreover, joint venture arrangements involve various risks and uncertainties, such as committing EQM to fund operating and/or capital expenditures, the timing and amount of which EQM may not control, and EQM's joint venture partners may not satisfy their financial obligations to the joint venture.

A downgrade of EQM's credit ratings, which are determined by independent third parties, could impact EQM's liquidity, access to capital, and its costs of doing business.

            A downgrade of EQM's credit ratings, particularly a downgrade resulting in a non-investment grade rating, might inhibit EQM's access to the capital markets and increase EQM's cost of borrowing, negatively impacting its liquidity and diminishing its financial results. In addition, EQM's current credit rating by Moody's Investors Service is Ba1, which is considered non-investment grade and may result in greater borrowing costs and collateral requirements than would be available to EQM if all its credit ratings were investment grade. EQM's ability to access capital markets could also be limited by economic, market or other disruptions. An increase in the level of EQM's indebtedness in the future may result in a downgrade in the ratings that are assigned to its debt.

            Credit rating agencies perform an independent analysis when assigning credit ratings. This analysis includes a number of criteria such as business composition, market and operational risks, as well as various financial tests. Credit rating agencies continue to review the criteria for industry sectors and various debt ratings and may make changes to those criteria from time to time. Credit ratings are subject to revision or withdrawal at any time by the ratings agencies.

Increases in interest rates could adversely impact demand for EQM's storage capacity, its unit price, its ability to issue equity or incur debt for acquisitions or other purposes and its ability to make cash distributions at its intended levels.

            There is a financing cost for EQM's customers to store natural gas in its storage facilities. That financing cost is impacted by the cost of capital or interest rates incurred by the customer in addition to the commodity cost of the natural gas in inventory. Absent other factors, a higher financing cost adversely impacts the economics of storing natural gas for future sale. As a result, a significant increase in interest rates could adversely affect the demand for EQM's storage capacity independent of other market factors.

            In addition, interest rates on future credit facilities and debt securities could be higher than current levels, causing EQM's financing costs to increase. As with other yield-oriented securities, EQM's unit price is impacted by the level of its cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in EQM's units, and a rising interest rate environment could have an adverse impact on EQM's unit price, its ability to issue equity or incur debt for acquisitions or other purposes and its ability to make cash distributions at its intended levels.

The amount of cash EQM has available for distribution to unitholders depends primarily on its cash flow rather than on its profitability, which may prevent EQM from making distributions, even during periods in which EQM records net income.

            The amount of cash EQM has available for distribution depends primarily upon its cash flow and not solely on profitability, which will be affected by non-cash items. As a result, EQM may make cash distributions during periods when it records losses for financial accounting purposes and may not make cash distributions during periods when it records net earnings for financial accounting purposes.

            EQM typically does not obtain independent evaluations of natural gas reserves connected to its systems. Accordingly, EQM does not have independent estimates of total reserves connected to its systems or the anticipated life of such reserves. If the total reserves or estimated life of the reserves connected to EQM's systems are less than EQM anticipates, or the timeline for the development of reserves is longer than EQM anticipates, and EQM is unable to secure additional sources of natural gas, there could be a material adverse effect on its business, results of operations, financial condition and its ability to make cash distributions to its unitholders, including us.

The lack of diversification of EQM's assets and geographic locations could adversely affect its ability to make distributions to its unitholders.

            EQM relies exclusively on revenues generated from transmission, storage and gathering systems, which are exclusively located in the Appalachian Basin in Pennsylvania and West Virginia. Due to EQM's lack of diversification in assets and geographic location, an adverse development in these businesses or EQM's areas of operations, including adverse developments due to catastrophic events, weather, regulatory action and decreases in demand for natural gas, could have a significantly greater impact on EQM's results of operations and distributable cash flow to its unitholders than if EQM maintained more diverse assets and locations.

Terrorist or cyber security attacks or threats thereof aimed at EQM's facilities or surrounding areas could adversely affect its business.

            EQM's business has become increasingly dependent upon digital technologies, including information systems, infrastructure and cloud applications, to operate its businesses, and the maintenance of EQM's financial and other records has long been dependent upon such technologies. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Deliberate attacks on, or unintentional events affecting, EQM's systems or infrastructure, the systems or infrastructure of third parties or the cloud could lead to corruption or loss of EQM's proprietary data and potentially sensitive data, delays in delivery of natural gas and NGLs, difficulty in completing and settling transactions, challenges in maintaining EQM's books and records, environmental damage, communication interruptions, personal injury, property damage, other operational disruptions and third party liability. Further, as cyber incidents continue to evolve, EQM may be required to expend additional resources to continue to modify or enhance its protective measures or to investigate and remediate any vulnerability to cyber incidents.

Tax Risks to Our Common Unitholders

            In addition to reading the following risk factors, you should read "Material Federal Income Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of our common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes. Likewise, EQM's tax treatment depends on its status as a partnership for federal income tax purposes. If the IRS were to treat EQM or us as a corporation for federal income tax purposes or either EQM or we were to become subject to entity-level taxation, then our distributable cash flow to our unitholders would be substantially reduced.

            The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not currently plan to request, a ruling from the Internal Revenue Service, or IRS, on this or any other tax matter affecting us. The value of our investment in EQM depends largely on EQM being treated as a partnership for federal income tax purposes.

            Despite the fact that we are a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. A change in our business or a change in current law could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

            If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state and local income tax at varying rates. Distributions to you would generally be taxed again as corporate dividends (to the extent of our current and accumulated earnings and profits), and no income, gains, losses, deductions, or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our distributable cash flow to our unitholders would be substantially reduced. Therefore, if we were treated as a corporation for federal income tax purposes there would be a material reduction in the anticipated cash flow and after-tax return to our unitholders, likely causing a substantial reduction in the value of our common units.

            Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

            If EQM were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate. Distributions to us would generally be taxable again as corporate dividends (to the extent of EQM's current and accumulated earnings and profits), and, in general, no income, gains, losses, deductions, or credits would flow through to us. As a result, there would be a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our common units.

If we or EQM were subjected to a material amount of additional entity-level taxation by individual states or other taxing jurisdictions, it would reduce our distributable cash flow to our unitholders.

            Following EQM's expansion into Ohio with the OVC, we and/or EQM may be subject to an entity-level gross receipts tax in Ohio. Changes in current law may subject us or EQM to additional entity-level taxation by individual states or other taxing jurisdictions. Because of widespread budget deficits and other reasons, several states and other taxing jurisdictions are evaluating ways to subject partnerships to entity-level taxation through the imposition of income, franchise and other forms of taxation. Imposition of such additional tax on us or EQM would reduce our distributable cash flow to our unitholders. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to entity-level taxation, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly traded partnerships or an investment in our common units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

            The present federal income tax treatment of publicly traded partnerships, including us and EQM, or an investment in our common units or in EQM's common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, the Obama administration's budget proposal for fiscal year 2016 recommends that certain publicly traded partnerships earning income from activities related to fossil fuels be taxed as corporations beginning in 2021. From time to time, members of the U.S. Congress propose and consider such substantive changes to the existing federal income tax laws that affect publicly traded partnerships. If successful, the Obama administration's proposal or other similar proposals could eliminate the qualifying income exception to the treatment of all publicly-traded partnerships as corporations upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. Please read "Material Federal Income Tax Consequences—Partnership Status." We are unable to predict whether any of these changes or other proposals will ultimately be enacted, but it is possible that a change in law could affect us and may, if enacted, be applied retroactively. Any such changes could negatively impact the value of an investment in our common units.

Our unitholders' share of our income will be taxable to them for U.S. federal income tax purposes even if they do not receive any cash distributions from us.

            Because a unitholder will be treated as a partner to whom we will allocate taxable income which could be different in amount than the cash we distribute, a unitholder's allocable share of our taxable income will be taxable to it, which may require the payment of federal income taxes and, in some cases, state and local income taxes on its share of our taxable income even if it receives no cash distributions from us. Our unitholders may not receive cash distributions from us equal to their share of our taxable income or even equal to the actual tax liability that results from that income.

If the IRS contests the federal income tax positions we or EQM take, the market for our common units or EQM's common units may be adversely impacted and the cost of any IRS contest will reduce our distributable cash flow to our unitholders.

            We have not requested a ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other tax matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus or from the positions we or EQM take, and the IRS's positions may ultimately be sustained. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take and such positions may not ultimately be sustained. A court may not agree with some or all of our counsel's conclusions or the positions we or EQM take. Any contest with the IRS, and the outcome of any IRS contest, may have a materially adverse impact on the market for our common units or EQM's common units and the price at which they trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our distributable cash flow.

Tax gain or loss on the disposition of our common units could be more or less than expected.

            If you sell your common units, you will recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income decrease your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the common units you sell will, in effect, become taxable income to you if you sell such common units at a price greater than your tax basis in those common units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized on any sale or other disposition of your common units, whether or not representing gain, may be taxed as ordinary income due to potential recapture items, including depreciation recapture. In addition, because the amount realized includes a unitholder's share of our nonrecourse liabilities, if you sell your common units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read "Material Federal Income Tax Consequences—Disposition of Common Units—Recognition of Gain or Loss" for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning our common units that may result in adverse tax consequences to them.

            Investment in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes at the highest applicable effective tax rate, and non-U.S. persons will be required to file U.S. federal income tax returns and pay tax on their share of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult a tax advisor before investing in our common units.

We will treat each purchaser of common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

            Because we cannot match transferors and transferees of common units and because of other reasons, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. Our counsel is unable to opine as to the validity of such filing positions. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read "Material Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election" for a further discussion of the effect of the depreciation and amortization positions we will adopt.

We prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

            We will prorate our items of income, gain, loss and deduction for U.S. federal income tax purposes between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. Although simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations as there is no direct or indirect controlling authority on this issue. Even though the Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which publicly traded partnerships may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, these proposed regulations do not specifically authorize the use of the proration method we have adopted. If the IRS were to challenge this method or new Treasury regulations were issued, we may be required to change the allocation of items of income, gain, loss and deduction among our unitholders. Our counsel has not rendered an opinion with respect to whether our monthly convention for allocating taxable income and losses is permitted under by existing Treasury Regulations. Please read "Material Federal Income Tax Consequences—Disposition of Common Units—Allocations Between Transferors and Transferees."

A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

            Because a unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of the loaned common units, he may no longer be treated for federal income tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan to the short seller, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Our counsel has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, our unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from loaning their common units.

We and EQM have adopted certain valuation methodologies in determining a unitholder's allocations of income, gain, loss and deduction. The IRS may challenge these methodologies or the resulting allocations, and such a challenge could adversely affect the value of EQM's common units and our common units.

            In determining the items of income, gain, loss and deduction allocable to our and EQM's unitholders, we and EQM must routinely determine the fair market value of our respective assets. Although we or EQM may from time to time consult with professional appraisers regarding valuation matters, we and EQM make many fair market value estimates using a methodology based on the market value of our respective common units as a means to measure the fair market value of our respective assets. The IRS may challenge these valuation methods and the resulting allocations of income, gain, loss and deduction.

            A successful IRS challenge to these methods or allocations could adversely affect the timing or amount of taxable income or loss being allocated to our unitholders, or EQM's unitholders. It also could affect the amount of gain on the sale of common units by our unitholders or EQM's unitholders and could have a negative impact on the value of our common units or those of EQM or result in audit adjustments to the tax returns of our or EQM's unitholders without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

            We will be considered to have technically terminated our partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Immediately following this offering, EQT will indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer of all or a portion of EQT's indirect interests in us could result in a technical termination of us as a partnership for federal income tax purposes as well as a technical termination of EQM as a partnership for federal income tax purposes due to the deemed transfer of our interests in EQM as a result of our termination. Our technical termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns (and our unitholders could receive two Schedules K-1 if relief was not available and/or granted by the IRS to provide one Schedule K-1 to unitholders for the year notwithstanding two partnership tax years) for one fiscal year and could result in a deferral of depreciation deductions allowable in computing our taxable income, including our share of the taxable income of EQM to the extent EQM is also treated as having terminated as a partnership for federal income tax purposes. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead we would be treated as a new partnership for tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read "Material Federal Income Tax Consequences—Disposition of Common Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

As a result of investing in our common units, you may become subject to state and local taxes and return filing requirements in jurisdictions where we operate or own or acquire properties.

            In addition to federal income taxes, our unitholders will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we or EQM conduct business or own property now or in the future, even if they do not live in any of those jurisdictions. Our unitholders will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of these various jurisdictions. Further, our unitholders may be subject to penalties for failure to comply with those requirements. EQM owns property or conducts business in Pennsylvania and West Virginia and will be expanding into Ohio with the OVC and Virginia with the MVP, each of which currently impose a personal income tax on individuals. Each of these states also impose an income or gross receipts tax on corporations and other entities. As we or EQM make acquisitions or expand our business, we or EQM may own property or conduct business in additional states that impose a personal income tax. It is your responsibility to file all U.S. federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in our common units.

Compliance with and changes in tax laws could adversely affect our performance.

        We are subject to extensive tax laws and regulations, including federal, state and foreign income taxes and transactional taxes such as excise, sales/use, payroll, franchise and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted that could result in increased tax expenditures in the future. Many of these tax liabilities are subject to audits by the respective taxing authority. These audits may result in additional taxes as well as interest and penalties.